Exhibit 99.1

Just – Evotec Biologics Advances U.S. Department of War Antibodies Against Orthopoxvirus into Phase 1 Clinical Studies

•	First-in-human Phase 1 study initiated for investigational antibodies targeting orthopoxviruses developed under U.S. Department of War Accelerated Antibodies Program

•	Supports development of countermeasures against orthopoxviruses, a high-priority biological threat family that includes viruses responsible for smallpox

•	Delivers integrated process development, regulatory submission and manufacturing of clinical trial material at J.POD® Redmond facility

•	Demonstrates scalable model for development and continuous manufacturing for biodefense preparedness

Seattle, WA, USA / Hamburg, Germany, September 9, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced the initiation of a Phase 1 clinical trial evaluating JST-018, a cocktail of investigational monoclonal antibodies targeting orthopoxviruses, developed by its biologics CDMO subsidiary Just – Evotec Biologics under the U.S. Department of War’s Accelerated Antibodies Program.

Under the Accelerated Antibodies Program, Just – Evotec Biologics advanced the orthopoxvirus program from antibody sequence selection through preclinical development, process development, regulatory submission and cGMP manufacture of clinical trial materials. Manufacturing was completed at the company’s J.POD® facility in Redmond, Washington, utilizing its continuous bioprocessing platform.

This milestone delivers on the scope of Just – Evotec Biologics’ 2023 contract with the U.S. Department of War to progress antibody-based drug candidates against orthopoxviruses from continuous manufacturing process development through first-in-human clinical evaluation. The investigational antibody, JST-018, is being developed as a prophylactic therapy intended to help protect warfighters who may face an elevated risk of exposure to biological threats.

Linda Zuckerman, PhD, EVP Global Head of Just – Evotec Biologics, said:

“This program exemplifies the power of our integrated continuous manufacturing platform for biologics to advance seamlessly from sequence optimization to clinical evaluation. Through close collaboration with the Department of War, we manufactured and delivered JST-018 as an urgently needed medical countermeasure for the U.S. government under the Accelerated Antibodies Program.”

Orthopoxviruses include the variola virus, which causes smallpox, as well as the virus responsible for mpox. The virus family remains an important focus of biodefense and global public health preparedness. The continuous manufacturing platform at Just – Evotec Biologics provides a rapid and cost-effective approach for these important medical countermeasures.

The orthopoxvirus program is Just – Evotec Biologics’ second under the U.S. Department of War’s Accelerated Antibodies Program, following an initial 2022 program award to support the development of monoclonal antibodies against plague. Together, the two previously announced contracts have a combined potential value of up to $123.9 million.

The orthopoxvirus contract was awarded to Just – Evotec Biologics in 2023 by the U.S. Department of War’s Capability Program Executive for Chemical, Biological, Radiological and Nuclear Defense (CPE-CBRND), in collaboration with the Biomedical Advanced Research and Development Authority (BARDA), through the Medical CBRN Defense Consortium (MCDC) Other Transaction Authority, under contract number MCDC2203-001. Reference to the Department of War, CPE-CBRND, or other agency of the United States does not constitute or imply an endorsement or recommendation by the United States Government or any agency thereof.

Additional information regarding the study is available on ClinicalTrials.gov (NCT07595458).

About Just – Evotec Biologics, Inc.

Just – Evotec Biologics, wholly owned by Evotec SE, is a first-to-industry biologics platform company that leverages AI/ML technologies and world-leading molecular design, cell line development, process intensification and continuous manufacturing strategies to advance biotherapeutics from discovery through clinical stages to commercial launch. The Just – Evotec Biologics team combines deep industry experience in the fields of data, protein, process, and manufacturing sciences including automation with highly integrated and flexible capabilities to break through the scientific and economic barriers associated with the development of protein therapeutics. Our focus is to accelerate and expand access to biotherapeutics through scientific and technological innovation for our proprietary projects and on behalf of our partners. Learn more at www.just-evotecbiologics.com.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of around 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com